Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
The following are relevant portions of a transcript of a webcast presentation made by Phil Brace, Senior Vice President, Corporate Planning and Marketing of LSI Logic Corporation (referred to herein as “LSI Logic” or the “Company”) at a Bank of America Technology Conference.

Speaker:	Welcome to the presentation for LSI Logic Corporation. With me here today is Phil Brace, Senior Vice President for the company.

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A quick update on the transaction overview. On December 4th, we announced the intent to merge with Agere Systems. I’m not going to go through this specifically. A couple of key highlights of the terms of the deal, a strategic rationale, and then some updates on the progress in terms of what we’ve been making.

I think that—we looked at a stock-for-stock transaction ___ at the time of about $4 billion. The strategic rationale for that, you see, is really around three areas meant(?) to grow our revenue businesses, really extend our footprint in the industry via scale, and improve our financial position. In a second I’ll talk about some of the metrics that we use to judge success there. I think one of the key elements is we have progress we made, scheduled the shareholder vote for March 29, 2007, and expect to close the transaction shortly thereafter.

At the time, we also announced a stock repurchase program, a $500 million stock repurchase. It’s our intent to actually exercise the majority of that within 12 months, subject to market conditions and what sort of regulatory restrictions we have in terms of our ability to get in the market. But that is a strong commitment, I think, of our goal and desire to continue to increase shareholder value. And if we look out in time, our position and our cash flow capability of the business certainly gives us the opportunity to look at a number of alternatives, including continued share repurchases.

I’ll mention quickly the strategic rationale for the combination — grow our revenue engines. Clearly in storage, the combination gives us the opportunity to really grow within and beyond the enterprise. The product lines, mostly in storage, are extremely complementary between Agere and LSI. LSI is predominantly in the enterprise space. We don’t have a lot of presence outside of the enterprise. Agere is not in the enterprise today, so we have a number of not only integration opportunities but cross-selling opportunities to expand our footprint in numerous segments of the market going forward.

The networking space really gives us the opportunity to combine our businesses there. Agere is much more of a standard products business, where historically LSI’s business has predominantly been a custom silicon capability. The opportunity to combine some of that high-speed signal expertise and connection capability, we believe that we’ve got an opportunity to build a second franchise business in that space.

And then mobility and entertainment CE(?). Really these are looking at opportunities to expand, if we can, from the strong base that both have there. Really the mobility business from Agere is very strong and the GPRS(?) Edge space, particularly Samsung, they’ve got a very good position with a tier 1 customer there, and certainly our focus is at least to continue to win and grow that business and have it deliver shareholder value. I’m sure you’ll have some questions about that when we get into the Q&A portion. I’ll be happy to answer that going forward.

If we look at extending our customer base, really one of the things this allows us to do in our focused markets — storage and networking are good examples — really allows us to increase and focus our R&D in areas that deliver more value to our key customers. And I think the customer response of the proposed merger has been exceptionally positive. I get asked in terms of, what are some of the biggest challenges you have? Shorter term, one of the biggest challenges we had is our—the customer’s desire to have us operate as a combined company sooner than we’re able to do so, and so that represents some good opportunity in terms of revenue potential as we go out in time.

We look at our patent portfolio, and I think you’ll have north of 10,000 issued and pending US patents combined. We look forward to the opportunity for combining the LSI patents along with the Agere patents to put that into a more revenue-generating mode, similar to what Agere has done in the past. And we think that the combined engineer base of over 4200 engineers is a significant innovation for us going forward.

From a financial perspective, we think this gives us the opportunity to have multiple revenue streams and markets that have sustainable, competitive advantage. We think the synergies of $125 million a year are very achievable,

2008 number, what we expect to achieve in 2008, and we expect this to be meaningfully accretive to our non-GAAP EPS in 2008.

If we look at where we are from an update perspective, on the 4th of December, 2006, we announced the merger. The 18th we actually cleared—or we submitted our US antitrust filing. The 22nd we filed the preliminary joint proxy. The 17th of January, the applicable waiting period, expired without any US antitrust authorities raising any objection to the merger. On the 5th of February, we filed the S-4 and the proxy. We scheduled our shareholder vote on March 29th, and we expect to close the transaction very shortly thereafter. The management team, certainly in this quarter, is spending a lot of time working with some of the employees, working through the organization issues, spending a lot of time back and forth both in Allentown and Milpitas, to get that done. You may have seen some of the filings where Abhi has announced his go-forward leadership team, and we continue to look at building the organization in a way that’s going to be the most successful for the company going forward.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, dated February 5, 2007, and related materials to register the shares of LSI common stock to be issued in the merger. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents may be obtained on the Agere website at http://www.agere.com and on the LSI website at http://www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 1110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.